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                                                                            Exhibit 11
                              THE BEAR STEARNS COMPANIES INC.
                      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                        (UNAUDITED)


                                       Three Months Ended           Six-Months Ended
                                   December 31,  December 31,   December 31,   December 31,
                                      1995          1994           1995           1994

                                         (In thousands, except share data)

Weighted average common
  and common equivalent
  shares outstanding:
    Average Common Stock
     outstanding                     118,719      118,323       119,314     118,725
    Average Common Stock
     equivalents:
      Common Stock issuable
       under employee
       benefit plans                     389          748           386         814
      Common Stock issuable
       assuming conversion
       of CAP Units                   17,136       15,144        17,136      15,144
Total weighted average
 common and common
 equivalent shares
 outstanding                         136,244      134,215       136,836     134,683

Net income                          $105,156     $ 32,927      $199,002    $ 68,388

Preferred Stock dividend
  requirements                        (6,200)      (6,329)      (12,410)    (12,561)

Income adjustment
  (net of tax) applicable
  to deferred compensation
  arrangements                         4,625        1,923         8,159      (4,365)

Adjusted net income                 $103,581     $ 28,521      $194,751    $ 60,192

Earnings per share                  $   0.76     $   0.21      $   1.42    $   0.45


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